Exhibit 99.1

UroGen Pharma Appoints Peter P. Pfreundschuh as Chief Financial Officer

Life Sciences Veteran Brings Extensive Global Finance, Commercial Operations and Business Development Experience to Prepare UroGen for its Transition from a Clinical Stage Company to Commercialization

RA’ANANA, Israel, and NEW YORK, August 08, 2018 — UroGen Pharma Ltd. (Nasdaq:URGN), a clinical-stage biopharmaceutical company today announced that Peter P. Pfreundschuh has been appointed as Chief Financial Officer (CFO) effective August 20, 2018. Mr. Pfreundschuh brings to UroGen more than two decades of executive leadership experience in life sciences. Stephen Mullennix, who has served as UroGen’s Interim CFO since June 2018, will continue in his role as the Company’s Chief Operating Officer (COO).

“The addition of Peter to our executive team will be instrumental as we prepare for potential approval and commercialization of our first therapy in the U.S.,” said Ron Bentsur, Chief Executive Officer of UroGen. “The depth and breadth of Peter’s experience in biotechnology across global finance, commercial operations and business development will be invaluable in our next phase.”

“I’m excited to join this dynamic team during a pivotal time for the company as it executes on its strategic vision of bringing disruptive therapies to patients in areas of unmet need,” said Mr. Pfreundschuh. “I look forward to leading the finance organization and driving long-term shareholder value, particularly as the Company prepares for key milestones, including the potential commercialization of its lead product, UGN-101.”

Mr. Pfreundschuh previously served as the CFO of Sucampo Pharmaceuticals, Inc. where he played a critical role in its recent acquisition by Mallinckrodt for $1.2 Billion in February 2018. Prior to joining Sucampo, he was Executive Vice President of Finance and CFO of Immunomedics Inc., a late-stage biopharmaceutical company focused on development of therapeutic agents in areas of oncology and immunology. Before this, Mr. Pfreundschuh was CFO for CircuLite, Inc., a global medical device company that was sold in 2013. His previous roles include leadership positions in finance, commercial operations and business development within the pharmaceutical industry at AstraZeneca Pharmaceuticals LP, and Johnson & Johnson. Mr. Pfreundschuh is currently a board member of Speratus Therapeutics, Inc., and GitBasic LLC. He has also previously served as an advisor or board member to Immunomedics Inc., CircuLite Inc., and Reproductive Medical Associates of New Jersey, in addition to other companies and private organizations. He holds a B.S. degree in accounting from Rutgers University School of Business, an M.B.A in Finance from Rider University Graduate School of Business, and completed Masters coursework in Strategic Marketing for the Healthcare Industry at Northwestern University’s Kellogg School of Management. Mr. Pfreundschuh is a Certified Public Accountant (CPA) licensed in the State of New Jersey, and started his career with Ernst & Young LLP.

About UroGen Pharma Ltd.

UroGen Pharma Ltd. (Nasdaq:URGN) is a clinical-stage biopharmaceutical company developing advanced non-surgical treatments to address unmet needs in the field of urology,

with a focus on uro-oncology. The Company has developed RTGel™, a proprietary sustained release, hydrogel-based platform technology that has the potential to improve therapeutic profiles of existing drugs. UroGen Pharma’s sustained release technology is designed to enable longer exposure of the urinary tract tissue to medications, making local therapy a potentially more effective treatment option. UroGen Pharma’s lead product candidates, UGN-101 (MitoGel™, also known as mitomycin urothelial gel) and UGN-102 (VesiGel™, also known as mitomycin intravesical gel), are designed to potentially remove tumors by non-surgical means and to treat several forms of non-muscle invasive urothelial cancer, including low-grade upper tract urothelial carcinoma and bladder cancer, respectively. UroGen Pharma is headquartered in Ra’anana, Israel with U.S. headquarters in New York.

Forward Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including with respect to regulatory approval and commercial prospects of the product candidates in UroGen Pharma’s pipeline, including UGN-101 (MitoGel) and the effects of Mr. Pfreundschuh joining UroGen Pharma, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to: the timing and success of clinical trials and potential complications thereof; the ability to obtain and maintain regulatory approval; the labeling for any approved product; the scope, progress and expansion of developing and commercializing UroGen Pharma’s product candidates; the size and growth of the market(s) therefor and the rate and degree of market acceptance thereof vis-à-vis alternative therapies; and UroGen Pharma’s ability to attract or retain key management, members of the board of directors and personnel. In light of these risks and uncertainties, and other risks and uncertainties that are described in the Risk Factors section of the final prospectus for UroGen Pharma’s public offering of securities in the United States filed with the SEC on January 22, 2018 and other filings that UroGen Pharma makes with the SEC from time to time (which are available at http://www.sec.gov), the events and circumstances discussed in such forward-looking statements may not occur, and UroGen Pharma’s actual results could differ materially and adversely from those anticipated or implied thereby. Any forward-looking statements speak only as of the date of this press release and are based on information available to UroGen Pharma as of the date of this release.

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UROGEN CONTACT:

Kate Bechtold

Director, Corporate Communications & Investor Relations

KateB@urogen.com

914-552-0456